FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Presentation of information
The disclosures in this section include only those businesses of RBS N.V. that are retained by RBS.

General overview
With the need for financial strength and resilience at the heart of the Group’s risk and balance sheet management and in order to support the Group’s stated objective of standalone strength by 2013, the Group Board agreed in 2009 the key strategic risk objectives, which are aligned to all other elements of the plan. These are: maintain capital adequacy; maintain market confidence; deliver stable earnings growth; and stable and efficient access to funding and liquidity. These strategic risk objectives are the bridge between the Group level business strategy and the frameworks, measures and metrics that are used to set appetite and manage risk in the business divisions. Enhancements have been made through the year and are ongoing.

Risk appetite is an expression of the level of risk that the Group is prepared to accept to deliver its business objectives. A key part of the Group’s risk appetite is the macro reshaping of its balance sheet through the downsizing of Non-Core. The Group will manage down previous concentrations in line with the strategic objectives for 2013.

Key themes for 2010 included:
●	Capital: given a strong capital base with Core Tier 1 capital ratio at 10.7%, the Group expects to be well positioned to meet future Basel requirements. See pages 88 to 93 for more details.

●
Funding and liquidity risk: against a backdrop of further market instability, progress was made in meeting the Group’s strategic objectives: reduced its reliance on short-term wholesale funding; expanded customer deposit franchise, and increased maturity of term debt issuance. The Group strengthened the structural integrity of the balance sheet through the active management of the asset and liability portfolios including a centrally-managed liquidity portfolio of £155 billion. See pages 94 to 100 for more details.

●
Credit risk: asset quality has broadly stabilised, resulting in aggregate loan impairments 33% lower than in 2009.  However, weakness in the Irish economy and falling property values have resulted in the doubling of Ulster Bank Group impairments (Core and Non-Core) in 2010. Further enhancements were made to the Group’s credit risk frameworks as well as the systems and tools that support credit risk management processes. The Group continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets. Reducing the risk arising from concentrations to single names remains a key focus of management attention. Notwithstanding continued market illiquidity, and the impact of negative credit migration caused by the current economic environment, significant progress was made in 2010 and credit exposures in excess of single name concentration limits fell by over 40% during the year. See pages 103 to 134 for more details.

Risk and balance sheet management (continued)

Key themes for 2010 included: (continued)

•
Market risk: markets have remained both volatile and uncertain since 2007 resulting in a higher level of market risk, despite a reduction in trading book exposure. The Group continued to enhance its market risk management framework and reduced trading and banking book exposures, with asset sales and write-downs within Non-Core and banking book available-for-sale asset sales in Core. See pages 135 to 141 for more details.

•
Insurance risk: there have been significant losses as a result of bodily injury claims across the UK motor insurance industry, including RBS Insurance. In response to this, the industry has increased pricing on motor insurance business and the Group has made significant progress in removing higher risk business through targeted rating actions.

•
Operational risk: level of operational risk remains high due to the scale of structural change occurring across the Group; increased government and regulatory scrutiny, and external threats (e.g. e-crime). The Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment. The three lines of defence model is designed to give assurance that the standards in GPF are being adhered to.

•	Compliance risk: in an environment of increased legal, regulatory and public scrutiny, the Group has continued to review and enhance its regulatory policies, procedures and operations.

Risk and balance sheet management (continued)

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources and risk asset ratios calculated in accordance with FSA definitions are set out below.

	31 December 2010	30 September 2010	31 December 2009
Risk-weighted assets (RWAs)	£bn	£bn	£bn

Credit risk	383.0	404.0	410.4
Counterparty risk	68.1	75.6	56.5
Market risk	80.0	75.2	65.0
Operational risk	37.1	37.1	33.9

	568.2	591.9	565.8
Asset Protection Scheme relief	(105.6)	(116.9)	(127.6)

	462.6	475.0	438.2

Risk asset ratio	%	%	%

Core Tier 1	10.7	10.2	11.0
Tier 1	12.9	12.5	14.4
Total	14.0	13.5	16.3

Key points
•	Credit and counterparty RWAs fell by £28.5 billion in Q4 2010 and £15.8 billion year on year principally due to Non-Core disposals partially offset by regulatory and modelling changes.

•	Market risk RWAs increased by £4.8 billion in Q4 2010 and £15.0 billion during the year principally due to an event risk charge.

•	The reduction in APS RWA relief relates to the run-off of covered assets.

•	The benefit of the APS to the Core Tier 1 ratio is 1.2% at 31 December 2010 (30 September 2010 – 1.2%; 31 December 2009 – 1.6%).

•
In May 2010, the Group concluded a series of exchange and tender offers with the holders of a number of Tier 1 and upper Tier 2 securities. As a result of the exchange and tender offers, the Group realised an aggregate post-tax gain of £1.2 billion, which increased the Group’s Core Tier 1 capital by approximately 0.3% and resulted in a reduction in the Group’s Total Tier 1 capital of approximately 0.5%.

•	During the year the Group increased Core Tier 1 capital by £0.8 billion through the issue of ordinary shares on the conversion of sterling and US dollar non-cumulative preference shares.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
	31 December 2010	30 September 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,388	70,856	69,890
Non-controlling interests	1,424	1,542	2,227
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,448)	(14,369)	(14,786)
- goodwill and other intangible assets - discontinued businesses	-	(516)	(238)
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,347	1,888
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(170)	(207)
- reallocation of preference shares and innovative securities	(548)	(548)	(656)
- other regulatory adjustments*	(1,097)	(1,038)	(950)
Less excess of expected losses over provisions net of tax	(1,900)	(2,083)	(2,558)
Less securitisation positions	(2,321)	(2,032)	(1,353)
Less APS first loss	(4,225)	(4,678)	(5,106)

Core Tier 1 capital	49,309	48,311	48,151
Preference shares	5,410	5,584	11,265
Innovative Tier 1 securities	4,662	4,623	2,772
Tax on the excess of expected losses over provisions	758	830	1,020
Less material holdings	(310)	(173)	(310)

Total Tier 1 capital	59,829	59,175	62,898

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	170	207
Collective impairment provisions	764	713	796
Perpetual subordinated debt	1,852	1,835	4,200
Term subordinated debt	16,681	16,962	18,120
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,658)	(2,913)	(3,578)
Less securitisation positions	(2,321)	(2,032)	(1,353)
Less material holdings	(310)	(173)	(310)
Less APS first loss	(4,225)	(4,678)	(5,106)

Total Tier 2 capital	9,819	9,895	12,987

Supervisory deductions
Unconsolidated Investments:
- RBS Insurance	(3,962)	(4,040)	(4,068)
- other investments	(318)	(323)	(404)
Other deductions	(452)	(352)	(93)

Deductions from total capital	(4,732)	(4,715)	(4,565)

Total regulatory capital	64,916	64,355	71,320

* Includes reduction for own liabilities carried at fair value	(1,182)	(765)	(1,057)

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	Quarter ended 31 December 2010	Year ended 31 December 2010
Movement in Core Tier 1 capital (proportional)	£m	£m

At beginning of the period	48,311	48,151
Attributable loss net of movements in fair value of own debt	(405)	(1,250)
Gain on redemption of equity preference shares recorded in equity	-	651
Foreign currency reserves	53	610
Issue of ordinary shares	185	804
Impact of disposals
- reduction in non-controlling interests	(153)	(729)
- reduction in intangibles	516	754
Decrease in capital deductions including APS first loss	347	571
Other movements	455	(253)

At end of the period	49,309	49,309

Risk-weighted assets by division
Risk-weighted assets by risk category and division on a proportional basis are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross total	APS relief	Net total
31 December 2010	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0
Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6

Risk and balance sheet management (continued)

Balance sheet management: Regulatory developments

Basel 2.5 and Basel III impacts
The rules issued by the Basel Committee on Banking Supervision (BCBS) commonly referred to as ‘Basel 2.5 and Basel III’, are a comprehensive set of reforms to strengthen the regulation, supervision, risk and liquidity management of the banking sector. They will be promulgated in the EU through the Capital Requirements Directive referred to as CRD 3 and CRD 4.

Capital
In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;

•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;

•	The de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Systemically Important Financial Institutions, will be phased in from 2013 to 2019.

RBS is advanced in its planning to implement these new measures and is appropriately well-capitalised with tangible equity of £56 billion, Core Tier 1 capital of £49 billion and a Core Tier 1 ratio of 10.7% at 31 December 2010.

Set out below are indicative impacts and timings of the major Basel 2.5 and Basel III proposals on the Group’s Core Tier 1 ratio, as indicated in our Q3 IMS. Further work indicates the aggregate impact is still appropriate, although the impact by category may change somewhat. The estimates are nonetheless still subject to change; a high degree of uncertainty still remains around implementation details as the guidelines are not fully finalised and must still be converted into rules by the FSA.

A substantial part of the mitigating impacts mentioned in the following paragraphs relate to run-off in the normal course of business and de-leveraging of legacy positions and securitisations, including Non-Core. The Group is also devoting considerable resource to enhancing its models to improve management of market and counterparty exposures. A key mitigation action related to counterparty risk involves enhancement to internal models, which is a significant undertaking underway. There could be various hedging strategies and business decisions taken as part of mitigation which may have an adverse, but manageable, impact on revenues.

CRD3 (Basel 2.5): Published rules for market risk and re-securitisations. Proposed implementation date 31 December 2011
Estimated impact on pro-forma end 2011 RWAs post mitigation is an increase of £25 billion to £30 billion, split between GBM and Non-Core.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory developments (continued)

Basel III Counterparty risk: Proposed implementation date 1 January 2013
The impact on RWAs on implementation in 2013 is currently estimated at £45 billion to £50 billion post mitigation and deleveraging, although there may still be movement in the final framework around this risk.

Basel III Securitisations: Proposed implementation date 1 January 2013
Under the proposals, current deductions under Basel 2 (50% from Core Tier 1, 50% from Tier 2) for securitisation positions are switched to RWAs weighted at 1250%. Post the run-off of securitisation positions and mitigating actions, the impact on implementation in 2013, on RWAs is estimated to be an increase of £30 billion to £35 billion with a corresponding reduction in deductions from Core Tier 1 and Tier 2 of £1.2 billion to £1.5 billion each. The impact of net RWA equivalent of this change assuming a 10% Core Tier 1 ratio would be an increase in net RWA equivalents of £18 billion to £20 billion.

Summary impacts
The extent of the individual areas of impact, as set out above, may continue to change over time.  As previously indicated however, the overall impact on RWA of CRD 3 and CRD 4 after mitigation and deleveraging is estimated to be £100 billion to £115 billion, before allowing for the offsetting reduction in deductions.

The impacts referenced above would lower the Core Tier 1 ratio by approximately 1.3%, assuming RWAs of £600 billion and a Core Tier 1 ratio of 10%.

Basel III Capital deductions and regulatory adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions.  These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018. However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions and adjustments include:

•	Expected loss net of provisions;

•	Deferred tax assets not relating to timing differences;

•	Unrealised losses on available-for-sale securities; and

•	Significant investments in non-consolidated financial institutions.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory developments (continued)

Liquidity
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the BCBS issued the ‘International framework for liquidity risk measurement, standards and monitoring’ which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The introduction of both of these will be subject to an observation period, which includes review clauses to address and identify any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary